Exhibit 99.2

PRESS RELEASE

Wise debuts US listing on Nasdaq

NEW YORK, NY — May 11, 2026 — Wise (Nasdaq:WSE, LSE:WISE), the global technology company building the best way to move and manage the world’s money, today announces its listing on Nasdaq, with trading to commence at 9:30am ET.

Wise also maintains a secondary listing on the London Stock Exchange (LSE), with its shares continuing to trade on the LSE’s Main Market for listed securities.

Wise’s leadership team will be hosting a presentation at 10:00am ET on May 12th, which will cover preliminary estimates of select unaudited US GAAP financial data and select operating metrics for the financial year ended March 31, 2026, previously released to the LSE under IFRS reporting on April 13th, 2026. This includes:

•	Cross-border volume of $243 billion, an increase of 31% year-on-year

•	Customer holdings of $39 billion, up 40% year-on-year, including $9 billion in Wise Assets holdings

•	Transaction revenue of $1.9 billion, an increase of 22% year-on-year, including:
•	Cross-border revenue of $1.3 billion, up 17% year-on-year
•	Card and other revenue of $0.6 billion, up 34% year-on-year, with card spend of $44 billion, up 37% year-on-year

•	Net revenue of $2.5 billion, an increase of 19% year-on-year, including interest income on customer balances of $0.8 billion and interest expense on customer liabilities of $0.2 billion

The presentation will be made available on Wise’s Owner Relations website https://owners.wise.com/.

For more information on the translation of IFRS historical figures reported by the company to the US GAAP equivalent, including the translation of mid-term guidance, please refer to the RNS published to the LSE on April 13th, 2026, and materials uploaded to https://owners.wise.com/.

Kristo Käärmann, co-founder and CEO at Wise, said:

“Fifteen years ago, we set out with a simple but ambitious goal: to make moving and managing money around the world as fast, simple and cost-effective as sending an email. We’ve come a long way since then. In the last financial year, we helped nearly 19 million people and businesses, including banks like Morgan Stanley and Standard Chartered, move over $243 billion across borders instantly and at a fraction of the cost of traditional providers, saving our customers more than $3.3 billion in fees.

“Still, with $43 trillion moved across borders each year globally, we’re only getting started. People and businesses around the world are estimated to be losing over $250 billion in hidden fees each year — including here in the US where that figure is expected to hit $43 billion in 2026.

“We believe our US listing will help us accelerate our mission, helping to bring more of Wise to everyone in the US, as customers and as owners.”

David Wells, Chair at Wise, said:

“A listing in the US not only gives us better access to the world’s deepest and most liquid capital market, it also more closely aligns Wise with the major growth potential for us in the US — the biggest market opportunity for our products in the world today. We already serve millions of American consumers and businesses through Wise Account, Wise Business and Wise Platform, but we know that there are tens of millions more who need an alternative to the high fees, slow transfers, and unclear foreign exchange costs traditional providers offer.

“With this move we look to continue expanding our local presence and reaching thousands of US banks, online platforms and the many people and businesses who transact across borders.”

To mark this milestone, Wise is introducing a new OwnWise program, with customer loyalty benefits for eligible customers who also hold Wise shares. Read more here.

Wise has built an entirely new infrastructure for the world’s money. Today, Wise’s unique global payments network is composed of 80+ licenses and 8 markets with direct connections to domestic payment systems. This powerful infrastructure enables payments across more than 40 currencies, with 75% of payments made via Wise arriving instantly — in less than 20 seconds — and 96% arriving in 24 hours. Wise delivers payments that are instant, convenient and low cost — with an average fee of 0.52% compared to the typical industry charge of 3-5% globally. And with full transparency on fees being charged, customers know exactly what they’re paying before each transaction.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money. With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too, an entirely new network for the world’s money. Launched in 2011, Wise is one of the world’s fastest growing, profitable tech companies. In the financial year 2026, Wise supported nearly 19 million people and businesses, processing over $243 billion in cross-border transactions and saving customers more than $3.3 billion.